UNITED STATESSECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILEREPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-32015

Aztec Oil & Gas, Inc.
(Exact name of small business issuer as specified in its charter)

One Riverway, Suite 1700
 Houston, Texas 77056
(Address of principal executive offices)

Issuers telephone number: (713) 840-6444

Common Stock
(Title of each class of securities covered by this Form)

________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
☒           Rule 12g-4(a)(1)
☐           Rule 12g-4(a)(2)
x           Rule 12h-3(b)(1)(i)
☐           Rule 12h-3(b)(1)(ii)
☐           Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 40

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 7, 2009	By: //s// Franklin C Fisher, Jr.
Franklin C. Fisher, Jr, CEO and Chairman